Investor Report	Sep 2017

In June, YIT and Lemminkäinen announced their intention to merge and form a leading Northern European urban development company.  In mid-September, the shareholders of both companies approved the planned merger.  The implementation of the merger still requires affirmative decisions from the competition authorities.

YIT renewed its strategy in autumn 2016 and the merger with Lemminkäinen supports the implementation of this strategy.  At this point in time, the goals and paths of YIT and Lemminkäinen have converged:  both companies have turned their focus back to growth after some financially challenging years, efficiency improvement programmes and extensive balance sheet reduction measures.  The combination will create a financially strong company with urban development involving partners as the engine for growth and profitability.

Before the General Meetings, the CEO, CFO and Head of IR met with shareholders both at home and abroad.  At Investor Relations, we answered questions and made preparations for upcoming events.  The discussions with our shareholders have been positive.  The topics of those discussions have included the background to the proposed merger, the business model and the financial targets of the combined company.  Shareholders are naturally interested in the synergies to be achieved in the merger.  The total synergies are estimated to be approximately EUR 40 million annually, and they are expected to materialise in full by the end of 2020.  The majority of the planned synergies are expected to be achieved by reducing administrative costs, improving procurement processes, streamlining the organisation and harmonising operating methods and processes.  At this stage, more detailed reports on this subject are not available.

We have also received a number of questions about the combined company’s strategy and challenges.  At this point, we have to answer by saying that all strategic decisions will be made by the Board of Directors of the combined company after the merger.

YIT will organise a Capital Markets Day on September 28.  The management’s presentations will provide further information on, for example, the progress of the merger and the new Partnership Properties segment to be established at the beginning of next year.  You can watch a live stream from the Capital Markets Day on YIT’s website, and there will also be a recording available later at (https://www.yitgroup.com/investors)

PRELIMINARY FINANCIAL TARGETS

Long-term financial target	Target level
ROCE	>12%
Dividend per share	Growing annually
Equity ratio	>40%
Cash flow	Positive after dividend payout

NOTICE TO LEMMINKÄINEN SHAREHOLDERS IN THE UNITED STATES

The YIT shares to be issued in connection with the merger have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and are being issued in reliance on the exemption from registration set forth in Rule 802 under the Securities Act.

YIT and Lemminkäinen are Finnish companies and the issuance of YIT shares will be subject to procedural and disclosure requirements in Finland that may be different from those of the United States. Any financial statements or other financial information included on this website may have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

It may be difficult for U.S. shareholders of Lemminkäinen to enforce their rights and any claims they may have arising under U.S. federal securities laws in connection with the merger, since YIT and Lemminkäinen are located in non-U.S. jurisdictions, and some or all of YIT’s and Lemminkäinen’s officers and directors may be residents of countries other than the United States. As a result, U.S. shareholders of Lemminkäinen may not be able to sue YIT or Lemminkäinen or their respective officers and directors in a court in Finland for violations of U.S. federal securities laws. Further, it may be difficult to compel YIT or Lemminkäinen to subject themselves to the jurisdiction or judgment of a U.S. court.

Lemminkäinen’s shareholders should be aware that YIT may purchase Lemminkäinen’s shares otherwise than under the merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed merger.

DO YOU HAVE ANY QUESTIONS?	Hanna Jaakkola	Follow us on Twitter:
PLEASE CONTACT US!	Maija Hongas	@YITInvestors
InvestorRelations(at)yit.fi	Ella Malm